UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-34784

AutoNavi Holdings Limited

16/F, Section A, Focus Square

No 6. Futong East Avenue, Wangjing

Chaoyang District, Beijing 100102

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AutoNavi Holdings Limited

By:	/s/ Catherine Qin Zhang
Name:	Catherine Qin Zhang
Title:	Chief Financial Officer

Date: May 16, 2012

2

Exhibit Index

Exhibit 99.1—Press Release

3

Exhibit 99.1

AutoNavi Holdings Limited Reports First Quarter 2012 Results

First Quarter 2012 Total Net Revenues Up 40.3% Year-Over-Year; First Quarter 2012 Mobile and Internet Location-Based Solutions Business Up 166.6% Year-Over-Year

BEIJING, May 15, 2012 (GLOBE NEWSWIRE) — AutoNavi Holdings Limited (“AutoNavi” or the “Company”) (Nasdaq:AMAP), a leading provider of digital map content and navigation and location-based solutions in China, today announced its unaudited financial results for the first quarter ended March 31, 2012.

First Quarter 2012 Operational Highlights

•

AutoNavi’s free mobile map application had a total of 52 million users and over 29 million monthly active users as of the end of the first quarter of 2012, compared to a total of 40 million users and over 20 million monthly active users as of the end of fiscal year 2011.

First Quarter 2012 Financial Highlights

•	Net revenues in the first quarter of 2012 were $35.7 million, an increase of 40.3% year-over-year.

•	Gross profit in the first quarter of 2012 was $26.9 million, an increase of 49.6% year-over-year.

•

Operating income in the first quarter of 2012 was $10.0 million, an increase of 17.8% year-over-year. Non-GAAP operating income in the first quarter of 2012 was $13.3 million, an increase of 49.4% year-over-year.

•

Net income attributable to AutoNavi shareholders was $8.9 million in the first quarter of 2012, a decrease of 15.9% year-over-year. Non-GAAP net income attributable to AutoNavi shareholders was $12.2 million in the first quarter of 2012, an increase of 21.9% year-over-year.

“We’ve started the year off with solid financial results and have continued to make steady progress in our business. Total net revenues grew 40.3% year-over-year to $35.7 million in the first quarter. While we saw good growth across all our businesses, we’re particularly pleased that our mobile and Internet location-based solutions business delivered another record-high quarter with a 166.6% year-over-year increase in net revenues,” said Mr. Congwu Cheng, chief executive officer of AutoNavi. “The popularity of AMAP, AutoNavi’s flagship free mobile map application, continued to grow, as we ended the quarter with a total of 52 million users, including nearly 30 million monthly active users. These achievements demonstrate our continued dedication and acute focus on product innovation and development, while reflecting our commitment to provide the best mobile mapping experiences and the most valuable location-based services to China’s mass market.”

Mr. Cheng added, “We continue to build and enhance our location-based media and e-commerce platform, which is supported by our ‘Four Screens – One Cloud’ infrastructure. This platform will ultimately allow us to further expand into the consumer space, while also placing us in a unique position to capture the growth potential in China’s auto navigation market, which is increasingly integrating with Internet and mobile Internet applications.”

First Quarter 2012 Results

Revenues

Total net revenues in the first quarter of 2012 were $35.7 million, an increase of 40.3% year-over-year from $25.4 million in the first quarter of 2011, and an increase of 2.8% from $34.7 million in the fourth quarter of 2011.

Automotive Navigation

Net revenues from the automotive navigation market in the first quarter of 2012 were $21.7 million, an increase of 13.7% year-over-year and a slight decrease from the previous quarter. The year-over-year increase was mainly due to an increase in the number of copies of digital map data licensed for use in in-dash navigation systems, which is directly linked to the number of vehicles equipped with these systems sold in China.

Mobile and Internet Location-based Solutions

The mobile and Internet location-based solutions business in the first quarter of 2012 again delivered record results with $9.9 million in net revenues, representing an increase of 166.6% year-over-year and 4.5% over the previous quarter. The increases were primarily due to the growth in revenues derived from the pre-installation of the Company’s navigation solutions on mobile phones.

Public Sector and Enterprise Applications

Net revenues from the public sector and enterprise applications market in the first quarter of 2012 were $3.6 million, an increase of 49.4% year-over-year and 29.7% sequentially. The year-over-year increase was primarily derived from an increased number of new aerial photogrammetry and 3-D modeling applications contracts. The sequential increase was mainly due to the progress made on aerial photogrammetry projects, as well as the new 3-D modeling applications contracts.

Cost of Revenues

Cost of revenues in the first quarter of 2012 was $8.8 million, representing an increase of 17.8% year-over-year and a decrease of 7.1% sequentially. The year-over-year increase was largely attributable to higher salary and benefit expenses, resulting from a general annual increase in salary and the amortization of intangible assets acquired from PDAger in March 2011. The sequential decrease was mainly due to decreased outsourced data processing cost and field survey-related costs.

Operating Expenses

Total operating expenses in the first quarter of 2012 were $17.6 million, an increase of 86.2% year-over-year and relatively stable from the previous quarter. Non-GAAP operating expenses, which exclude share-based compensation expenses, were $14.5 million, an increase of 58.2% year-over-year and a decrease of 3.2% sequentially.

Research and development expenses increased 106.3% year-over-year and 7.0% sequentially to $8.0 million. The year-over-year increase was primarily due to higher salary and benefit expenses, a result of an increase in the number of R&D staff, higher share-based compensation expenses and outsourced development cost. Non-GAAP research and development expenses, which exclude share-based compensation expenses, increased 84.5% year-over-year and 11.8% sequentially to $6.9 million.

Selling and marketing expenses increased 99.1% year-over-year and decreased 11.1% sequentially to $5.3 million. The year-over-year increase was primarily due to higher salary and benefit expenses resulting from increased sales headcount, higher share-based compensation expenses and increased marketing expenses associated with branding activities. The sequential decrease was primarily due to decreased business travel expenses and marketing expenses during the Chinese New Year holiday. Non-GAAP selling and marketing expenses, which exclude share-based compensation expenses, increased 57.5% year-over-year and decreased 18.4% sequentially to $4.0 million.

General and administrative expenses increased 48.2% year-over-year and 4.6% sequentially to $4.4 million. The year-over-year increase was primarily due to higher salary and benefit expenses resulting from an increase in the number of general and administrative personnel, and higher share-based compensation expenses in the first quarter of 2012. Non-GAAP general and administrative expenses, which exclude share-based compensation expenses, increased 23.9% year-over-year and deceased 7.8% sequentially to $3.5 million.

Net Income Attributable to AutoNavi Shareholders

Net income attributable to AutoNavi shareholders was $8.9 million in the first quarter of 2012, a decrease of 15.9% year-over-year from $10.6 million in the first quarter of 2011, and an increase of 26.2% quarter-over-quarter from $7.1 million in the fourth quarter of 2011. Diluted net income per American depositary share (“ADS”) attributable to AutoNavi shareholders for the first quarter of 2012 was $0.18. One ADS represents four ordinary shares.

Non-GAAP net income attributable to AutoNavi shareholders, which excludes share-based compensation expenses, was $12.2 million in the first quarter of 2012, an increase of 21.9% year-over-year and 24.2% sequentially. Diluted non-GAAP net income per ADS attributable to AutoNavi shareholders for the first quarter of 2012 was $0.24, as compared to $0.20 from a year ago.

Cash Balance

As of March 31, 2012, the Company had $201.5 million in cash and cash equivalents.

Business Outlook

The Company maintains that its full year 2012 net revenues will be in the range of $152 million to $159 million, representing an increase of approximately 20% to 25% over fiscal year 2011.

Conference Call Information

AutoNavi’s management will hold an earnings conference call at 8:00 a.m. U.S. eastern daylight time on May 15, 2012 (8:00 p.m. Beijing/Hong Kong time on May 15, 2012).

The dial-in numbers and passcode for the conference call are as follows:

U.S. Toll Free:	+1-866-519-4004

International:	+65-6723-9381

Hong Kong:	+852-2475-0994

United Kingdom:	+44-20-3059-8139

Passcode:	AutoNavi

A replay of the conference call may be accessed by phone at the following number until May 23, 2012:

U.S. Toll Free:	+1-866-214-5335

International:	+61-2-8235-5000

Passcode:	76313995

Additionally, an archived web-cast of this call will be available on the Investor Relations section of AutoNavi’s website at http://ir.autonavi.com.

About AutoNavi Holdings Limited

AutoNavi Holdings Limited (Nasdaq:AMAP) is a leading provider of digital map content and navigation and location-based solutions in China. At the core of its business is a comprehensive nationwide digital map database that covers approximately 3.3 million kilometers of roadway and over 20 million points of interest across China. Through its digital map database and proprietary technology platform, AutoNavi provides comprehensive, integrated navigation and location-based solutions optimized for the Chinese market and users, including automotive navigation solutions, mobile location-based solutions and Internet location-based solutions, and public sector and enterprise applications. For more information on AutoNavi, please visit http://www.autonavi.com.

Forward Looking Statements

This press release contains forward-looking statements made under the “safe harbor” provisions of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the quotations from management in this press release, as well as AutoNavi’s strategic and operational plans, contain forward-looking statements. AutoNavi may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about AutoNavi’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: AutoNavi’s ability to adequately maintain and update its digital map database and minimize errors in its solutions; its current reliance on the automotive navigation market and a small number of customers for a substantial portion of its revenues; the project-based nature of its public sector and enterprise applications business; its limited operating history in the mobile/Internet location-based solutions markets; compliance with a complex set of laws, rules and regulations governing its surveying and mapping and other businesses in China; competition in the navigation and location-based solutions businesses in China; and its ability to manage its growth effectively and efficiently. Further information regarding these and other risks is included in AutoNavi’s annual report on Form 20-F as well as in its other filings with the Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and AutoNavi undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement AutoNavi’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), AutoNavi uses in this press release the following non-GAAP financial measures: (1) non-GAAP operating expenses, (2) non-GAAP R&D expenses, (3) non-GAAP selling and marketing expenses, (4) non-GAAP general and administrative expenses, (5) non-GAAP operating income, (6) non-GAAP net income attributable to AutoNavi shareholders, and (7) non-GAAP diluted net income per ADS attributable to AutoNavi shareholders, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expenses, gain on re-measurement of fair value of the equity method investment and impairment of intangible assets. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

AutoNavi believes that these non-GAAP financial measures facilitate investors’ and management’s comparisons to AutoNavi’s historical performance and assist management’s financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expenses are recurring expenses that will continue to exist in AutoNavi’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying table has more details on the reconciliation between non-GAAP financial measures and their most directly comparable GAAP financial measures to provide investors with context as to how the adjustments impact the GAAP amounts.

AUTONAVI HOLDINGS LIMITED

Consolidated Balance Sheet (unaudited)

(In thousands of U.S. dollars)

	March 31, 2012	December 31, 2011
Assets
Current assets
Cash and cash equivalents	201,499	199,696
Accounts receivable, net of allowance for doubtful accounts of $822 and $823 as of March 31, 2012 and December 31, 2011, respectively	41,891	36,273
Due from related parties, trading	4,025	1,056
Due from related parties, non-trading	3	221
Prepaid expense and other current assets	10,448	5,542
Deferred tax assets-current	851	1,355

Total current assets	258,717	244,143

Properties and equipment, net	48,024	49,245
Equity method investments	4,678	4,442
Prepaid consideration in connection with equity investment	—	183
Acquired intangible assets, net	6,322	6,855
Goodwill	8,742	8,747
Deferred tax assets-non-current	352	224
Other long term assets	424	628

TOTAL ASSETS	327,259	314,467

Liabilities
Current liabilities
Accounts payable (including accounts payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $2,267 and $2,358 as of March 31, 2012 and December 31, 2011, respectively)	2,267	2,364
Deferred revenue (including deferred revenue of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $7,510 and $5,567 as of March 31, 2012 and December 31, 2011, respectively)	8,700	7,328
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $21,653 and $23,944 as of March 31, 2012 and December 31, 2011, respectively)	23,864	26,071
Income tax payable (including income tax payable of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $8,440 and $7,394 as of March 31, 2012 and December 31, 2011, respectively)	8,619	7,481

Total current liabilities	43,450	43,244

Non-current liabilities
Deferred tax liability-non-current (including deferred tax liability of the consolidated variable interest entities without recourse to AutoNavi Holdings Limited $1,098 and $1,191 as of March 31, 2012 and December 31, 2011, respectively)	1,239	1,345

Total liabilities	44,689	44,589

Equity
Ordinary shares	19	19
Additional paid-in capital	179,318	175,726
Treasury stock	(97)	—
Statutory reserve	9,363	9,363
Retained earnings	70,450	61,517
Accumulated other comprehensive income	18,126	18,262

Total AutoNavi Holdings Limited shareholders’ equity	277,179	264,887

Non-controlling interest	5,391	4,991

Total equity	282,570	269,878

TOTAL LIABILITIES AND EQUITY	327,259	314,467

AUTONAVI HOLDINGS LIMITED

Consolidated Statements of Comprehensive Income (unaudited)

(In thousands of U.S. dollars, except share and per share data)

	For the three months ended
	March 31, 2012	March 31, 2011	December 31, 2011
Revenue	36,579	25,965	35,547
Business tax	(913)	(539)	(851)

Net revenues	35,666	25,426	34,696
Cost of revenues	(8,757)	(7,433)	(9,422)

Gross profit	26,909	17,993	25,274

Operating expenses:
Research and development	(8,008)	(3,882)	(7,481)
Selling and marketing	(5,260)	(2,642)	(5,919)
General and administrative	(4,369)	(2,948)	(4,175)
Impairment of intangible assets	—	—	(19)

Total operating expenses	(17,637)	(9,472)	(17,594)
Government subsidies	762	—	141

Operating income	10,034	8,521	7,821

Gain on re-measurement of fair value of the equity method investment	—	995	—
Interest income	1,616	1,149	1,383
Change in fair value of forward contract	—	1,010	—
Foreign exchange (loss)/gains	(30)	(551)	500
Other Income	47	47	47

Income before income taxes and share of net (loss)/income of equity method investments	11,667	11,171	9,751
Income tax expense	(2,093)	(363)	(1,382)
Share of net (loss)/income of equity method investments	(238)	12	(718)

Net income	9,336	10,820	7,651
Less: Net income attributable to noncontrolling interest	403	201	575
Net income attributable to AutoNavi Holdings Limited shareholders	8,933	10,619	7,076

Net income per ordinary share attributable to AutoNavi Holdings Limited shareholders
Basic	0.05	0.06	0.04
Diluted	0.04	0.05	0.04

Net income	9,336	10,820	7,651
Other comprehensive (loss)/income, net of tax Foreign currency translation adjustment	(139)	977	2,216

Comprehensive income	9,197	11,797	9,867
Less: comprehensive income attributable to non-controlling interest	400	230	640
Comprehensive income attributable to AutoNavi Holdings Limited shareholders	8,797	11,567	9,227

Weighted average number of shares used in calculating net income per ordinary share
Basic	191,804,433	188,974,897	191,236,355
Diluted	202,405,245	201,199,136	200,900,042

AUTONAVI HOLDINGS LIMITED

Reconciliation of non-GAAP measures to most directly comparable GAAP measures (unaudited)

(In thousands of U.S. dollars, except per ADS data)

	For the three months ended
	March 31,	March 31,	December 31,
	2012	2011	2011
Total operating expenses	17,637	9,472	17,594
Share-based compensation	(3,157)	(317)	(2,620)
Impairment of intangible assets	—	—	(19)
Non-GAAP total operating expenses	14,480	9,155	14,955

R&D expenses	8,008	3,882	7,481
Share-based compensation	(1,082)	(129)	(1,286)
Non-GAAP R&D expenses	6,926	3,753	6,195

Selling and marketing expenses	5,260	2,642	5,919
Share-based compensation	(1,221)	(78)	(970)
Non-GAAP selling and marketing expenses	4,039	2,564	4,949

General and administrative expenses	4,369	2,948	4,175
Share-based compensation	(854)	(110)	(364)
Non-GAAP general and administrative expenses	3,515	2,838	3,811

Operating income	10,034	8,521	7,821
Share-based compensation	3,223	352	2,691
Impairment of intangible assets	—	—	19
Non-GAAP operating income	13,257	8,873	10,531

Net income attributable to AutoNavi Holdings Limited shareholders	8,933	10,619	7,076

Share-based compensation	3,223	352	2,691
Impairment of intangible assets	—	—	19
Gain on re-measurement of fair value of the equity method investment	—	(995)	—
Non-GAAP net income attributable to AutoNavi Holdings Limited shareholders	12,156	9,976	9,786

	For the three months ended March 31, 2012
	GAAP	Adjustments	Non-GAAP(a)
Diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders	0.18	0.06	0.24

(a)	Non-GAAP diluted net income per ADS attributable to AutoNavi Holdings Limited shareholders is computed by dividing non-GAAP net income attributable to AutoNavi Holdings Limited shareholders by the weighted average number of diluted ordinary shares outstanding used in computing the GAAP diluted net income per ordinary share attributable to AutoNavi Holdings Limited shareholders for the respective periods (after adjusting for the ADS to ordinary share ratio).

CONTACT:	For investor and media inquiries please contact:

In China:

Serena Shi

AutoNavi Holdings Limited

Tel: +86-10-8410-7883

E-mail: serena.shi@autonavi.com

Derek Mitchell

Ogilvy Financial, Beijing

Tel: +86-10-8520-6284

E-mail: amap@ogilvy.com

In the U.S.:

Jessica Barist Cohen

Ogilvy Financial, New York

Tel: +1-646-460-9989

E-mail: amap@ogilvy.com